



EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.



PRODUCER

LuAnn Hajduk
Willis of Minnesota, Inc.
1600 Utica Avenue S., Suite 600
Minneapolis, MN 55416

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office: *Issuing Office:*
475 Steamboat Road   *29 South Main Street, Suite 308*
Greenwich, CT 06830   *West Hartford, CT 06107*

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45001759-21	**PRIOR POLICY NUMBER**	BFBD-45001759-20
NAMED INSURED	Wells Fargo Funds Trust		

MAILING ADDRESS   525 Market St 12Th Fl
San Francisco, CA 94105

POLICY PERIOD   9/01/2016 to 9/01/2017
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a) would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and

b) for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier's expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier's expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$20,000,000 excess of $40,000,000 plus deductible

UNDERLYING COVERAGE:

Carrier:	Great American Insurance Company
Limit of Liability:	$20,000,000
Deductible:	$ 0
Policy Number:	FS 5177601 13 00
Policy Period:	09/01/2016 to 09/01/2017
Carrier:	Fidelity and Deposit Company of Maryland
Limit of Liability:	$20,000,000 excess of $20,000,000 plus deductible
Policy Number:	FIB0004712-16
Policy Period:	09/01/2016 to 09/01/2017

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page

BCR COV 01 01 15	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BAP 91 06 11 13	Exhaustion of Underlying Limits Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Policy you give us notice canceling prior policy Numbers: BFBD-45001759-20
the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.





Ira S. Lederman	W. Robert Berkley, Jr.
Director, Senior Vice President and Secretary	Director and President

POLICY NUMBER: BFIV-45001759-21
NAMED INSURED: Wells Fargo Funds Trust
EFFECTIVE DATE: 09/01/2016
DATE OF ISSUANCE: 09/22/2016

BAP 90 00 11 13
ENDORSEMENT #: 1
EXPIRATION DATE: 09/01/2017

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BAP 91 06 11 13	Exhaustion of Underlying Limits Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

POLICY NUMBER: BFIV-45001759-21
NAMED INSURED: Wells Fargo Funds Trust
EFFECTIVE DATE: 09/01/2016
DATE OF ISSUANCE: 09/22/2016

BAP 91 06 11 13
ENDORSEMENT #: 2
EXPIRATION DATE: 09/01/2017

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

EXHAUSTION OF UNDERLYING LIMITS ENDORSEMENT

TERMS AND CONDITIONS, Item (b) of the FINANCIAL INSTITUTION (ICP) EXCESS FOLLOW FORM CERTIFICATE is deleted and replaced with the following:

(b) for which the Underlying Carrier(s) has made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's expressed Limit of Liability, except when the Underlying Carrier is unable to pay due to the Underlying Carrier's own insolvency or where the Underlying Carrier in good faith, settles a claim made by the Insured as a result of a covered loss for less than the expressed limit of liability of the Underlying Carrier that is applicable to the covered loss.

In either the case of insolvency or for which a good faith settlement is made by the Underlying Carrier(s) as respects a covered loss sustained by the Insured, the Insured's loss that is in excess of what should be paid by the Underlying Carrier in insolvency or that which is in excess of a good faith settlement that is made by the Underlying Carrier(s), shall be treated as self-insured and the Insured may make claim for the excess amount as per the Limit of Liability described on the attached COMMERCIAL CRIME EXCESS FOLLOW FORM CERTIFICATE.

All other terms, conditions, limitations and exclusions remain unchanged.





Berkley Crime
29 South Main Street, 3rd FL | West Hartford, CT 06107 | 844.44.CRIME
Berkleycrime.com

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, One Tower Square, Hartford, CT 06183.

HOW TO REPORT ACTUAL OR POTENTIAL LOSS OR CLAIM TO TRAVELERS

ALL NOTICES OF ACTUAL OR POTENTIAL LOSS OR CLAIM MUST BE SENT TO TRAVELERS BY EMAIL, FACSIMILE OR MAIL AS SET FORTH BELOW:

This is a general notice of how to report actual or potential losses or claims under this policy or bond. This notice if for information only and does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.



SelectOne✛ᔢᴹ

Excess Bond Coverage
Declarations

POLICY NO.	106580834

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1 **THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:**

NAMED INSURED:
WELLS FARGO FUNDS TRUST

Principal Address:
525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

(herein called Insured).

ITEM 2 **EXCESS BOND COVERAGE PERIOD:**

The Excess Bond Coverage Period shall be effective at:

Inception Date: **September 01, 2016**   Expiration Date: **September 01, 2017**
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to **SECTION 5. EXCESS BOND COVERAGE PERIOD** of the *TERMS, CONDITIONS AND LIMITATIONS* of this Excess Bond Coverage.

ITEM 3 **ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:**

Email:BSIclaims@travelers.com
FAX:(888) 460-6622
Mail:Travelers Bond & Specialty Insurance Claim
      385 Washington St. – Mail Code 9275-NB03F
      St Paul, MN 55102

ITEM 4 **LIMIT OF INSURANCE:**

A.   **SINGLE LOSS LIMIT OF INSURANCE:**   **$12,500,000**

B.   **AGGREGATE LIMIT OF INSURANCE:**   **Not Applicable**

ITEM 5 **SCHEDULE OF UNDERLYING INSURANCE:**

	Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy					

Great American Insurance Company	517-76-01-13-00	09/01/2016 to 09/01/2017	$20,000,000	N/A	$50,000

B. Other Underlying Insurers

Zurich American Insurance Company	FIB 0004712-16	09/01/2016 to 09/01/2017	$20,000,000	N/A	N/A
Berkley Insurance Company	45001759-21	09/01/2016 to 09/01/2017	$20,000,000	N/A	N/A
Federal Insurance Company	82183333	09/01/2016 to 09/01/2017	$20,000,000	N/A	N/A
Axis Insurance Company	MCN753993/01/2016	09/01/2016 to 09/01/2017	$10,000,000	N/A	N/A
National Union Fire Insurance Company of Pittsburgh, Pa	01-770-23-00	09/01/2016 to 09/01/2017	$20,000,000	N/A	N/A
Great American Insurance Company	FS-204-59-90-06-00	09/01/2016 to 09/01/2017	$12,500,000	N/A	N/A

C.   **TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:**

The total amount of Underlying Single Loss Limit of Insurance is **$122,500,000** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.   **TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:**

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is **Not Applicable** plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

---

ITEM 6   **SUBJECT TO THE DECLARATIONS, *INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS*, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:**

Insurer's Name: **Great American Insurance Company**
Bond or Policy Number: **517-76-01-13-00**
Policy Period: From: **September 01, 2016**   To: **September 01, 2017**
Except as provided below:

None

ITEM 7   **PREVIOUS BONDS OR POLICIES:**

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

21N28379

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 8   FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-3001-0112

PRODUCER INFORMATION:

WILLIS OF MINNESOTA INC
1600 UTICA AVE S STE 600
MINNEAPOLIS, MN 55416



Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.



President, Bond & Specialty Insurance   Corporate Secretary

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1. UNDERLYING COVERAGE

A. The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D. Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2. LIMIT OF INSURANCE

A. Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

B. The Company's maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company's maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C. Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5 D. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3. JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4. NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

C. Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D. Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5.   EXCESS BOND COVERAGE PERIOD

A. The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B. The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6.   SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7.   CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A. after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B. immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C. immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

SANCTIONS EXCLUSION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

Disclosure Statement



It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER
WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement



NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Important Notice – In Witness Clause



In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

Nancy D. Mueller

President

Dennis J. Kerrigan Jr.

Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America
Customer Inquiry Center
1400 American Lane
Schaumburg, Illinois 60196-1056
1-800-382-2150 (Business Hours: 8am - 4pm [CT])
Email: info.source@zurichna.com



EXCESS BOND



Home Offices
P.O. Box 1227
Baltimore, MD 21203

EXCESS BOND

ZURICH

☒ **Fidelity and Deposit Company of Maryland**
☐ **Colonial American Casualty and Surety Company**
(stock insurance company, herein called Underwriter)

Bond No. FIB0004712-16

DECLARATIONS

ITEM 1. Name of Insured: **Wells Fargo Funds Trust**

Principal Address: 525 Market Street 12th Floor
No. Street
San Francisco CA 94105
City State

ITEM 2. Bond Period: from 12:01 a.m. on 09/01/2016 to 12:01 a.m. on 09/01/2017 at the address of the Insured stated above.
(Month, Day, Year) (Month, Day, Year)

ITEM 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $20,000,000

ITEM 4. Schedule of Underlying Bonds:

a. Primary Bond

Underwriter	Bond No.	Limit	Deductible
Great American Insuance Company	FS 517-76-01-13	$20,000,000	$50,000

b. Other Bonds:

Underwriter	Bond No.	Limit	Deductible

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
SR5862

ITEM 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB0004712-15 such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned by: ______________________________
Authorized Representative

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1. **INSURING AGREEMENT**

   The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2. **DEFINITIONS**

   As used in this bond:

   (a) Insured means those organizations covered under the bond immediately underlying this bond.

   (b) Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

   (c) Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3. **MAINTENANCE OF UNDERLYING BONDS**

   All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

   In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4. **EXHAUSTION OF UNDERLYING LIMIT(S)**

   Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5. **AGGREGATE LIMIT OF LIABILITY**

   The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6. **CLAIM PARTICIPATION**

   The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7. **SUBROGATION--RECOVERIES**

   In that this bond is excess coverage, the Insured's and the Underwriter's right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization, to the

extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8. NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a) in the event of the cancelation of any Underlying Bond;

(b) of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c) of any alteration of any provisions of any Underlying Bond;

(d) of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9. ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10. BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11. TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest [signature] Secretary

By Nancy D. Mueller President



The F&D Companies

RIDER/ENDORSEMENT

Home Office
P.O. Box 1227
Baltimore, MD 21203

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. FIB0004712-16 Effective Date 09/01/2016

It is agreed that:

In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond/policy for the period

from 09/01/2016

to 09/01/2017

is $ 48,525.00

SR 5862 **CALIFORNIA PREMIUM RIDER**

FOR USE WITH ALL FORMS OF STANDARD BONDS, COMBINATION SAFE DEPOSITORY POLICY FOR FINANCIAL INSTITUTIONS, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH RULINGS OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL.

REVISED TO AUGUST, 1968.

F668d